ZANDARIA VENTURES INC.
                          535 Thurlow Street, Suite 600
                           Vancouver, British Columbia
                                 Canada, V6E 3C2


October 21, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention:  Tim Buchmiller, Division of Corporate Finance

Dear Sirs:

Re: Zandaria Ventures Inc. - Registration Statement on Form SB-2 Amendment No. 1 - File No. 333-127389

Further to your letter dated September 8, 2005 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

Registration Fee Table
----------------------
1. Provide references to the specific provisions of Rule 457 on which you rely.

         We have revised our disclosure to specifically refer to Rule 457(o).

Table of Contents, page 4
-------------------------
2. We note that the "Risk Factors" section of your table of contents does not track the actual risk factors included in your prospectus. For example, you have not included a risk factor indicating that your auditor has raised doubt about your ability to continue as a going concern. If your auditor has raised such a doubt, please revise your risk factors to describe the material risks of your ability to continue as a going concern. Also include a reference to your auditor's doubts or conclusions in the "Summary" section of your prospectus and indicate whether you will need to raise funds within the next twelve months in order to continue your operations.

         We have revised our Table of Contents so that it is consistent with our "Risk Factors" section. We have inserted the following risk factor:

         "WE NEED TO CONTINUE AS A GOING CONCERN IF OUR BUSINESS IS TO SUCCEED. OUR INDEPENDENT AUDITOR HAS RAISED DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

         The report of our independent accountant to our audited financial statements for the period ended March 31, 2005 indicates that there are a number of factors that raise substantial doubt about our ability to continue as a going concern. Our continuation is dependent upon our ability to generate profitable operations in the future and/or to obtain necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they become due. If we are not able to continue as a going concern, it is likely investors will lose all of their investment."

         We have also disclosed our independent accountant's doubt about our continuation as a going concern in our "Summary" section.

Summary, page 5
---------------
3. We note your use of industry terms such as "economic reserves," "economic mineralization," and "economic mineral deposit." Please revise your disclosure so that the meaning of these terms can be understood by investors who are not familiar with your industry.

         We have disclosed that an "economic reserve" is a specific body of rock that can be economically mined and that "economic mineralization" is minerals in sufficient quantities such that extracting them from the ground would be profitable. As well, we have replaced the term "economic mineral deposit" in our disclose with the term "economic mineralization".

4. We note that your prospectus summary indicates that your objective is to conduct mineral exploration activities for gold, silver, and copper whereas other sections of your prospectus refer to only gold. Please revise your prospectus so that your disclosure in this regard is consistent throughout your prospectus.

         We have revised our disclosure to indicate that we are exploring for gold, silver and copper.

Risk Factors, page 6
--------------------
5. Add a risk factor that addresses, if true, that your property has not been examined in the field by a professional geologist or mining engineer, detail the risks to investors.

         We have added the following risk factor:

         "BECAUSE THE CHIP MINERAL CLAIMS HAVE NOT BEEN EXAMINED BY ANY PROFESSIONAL GEOLOGIST OR MINING ENGINEER RETAINED BY US, THERE IS A GREATER RISK THAT OUR PROPERTY MAY NOT CONTAIN ECONOMIC MINERALIZATION

         In connection with our acquisition of the Chip mineral claims, we retained Mr. George E. Nicholson, a professional geologist, to prepare a report on the property. However, Mr. Nicholson's report was based on his review of past exploration data respecting the Chip mineral claims. Because we have not retained a geologist to examine our mineral claims in person, there is a greater risk that our property may not contain economic mineralization."

6.       Add a risk to address the fact that you have no employees.

         We have added the following risk factor:

         "BECAUSE WE DO NOT HAVE ANY EMPLOYEES OTHER THAN OUR PRESIDENT, WE WILL BE DEPENDENT ON OUR MANAGEMENT AND INDEPENDENT CONTRACTORS TO CARRY OUT OUR BUSINESS PLAN.

         We do not have any employees other than our president, Steven Cozine. To carry out our business plan, we will have to retain independent contractors to conduct exploration work on the Chip claims. If we are unable to retain personnel when needed, our ability to conduct exploration may be delayed."

Selling Securityholders, page 8
-------------------------------
7.       For each of the three private placements, disclose the per share price.

         We have disclosed the price per share for all three private placements.

8.       Correct the selling price for the shares in the last paragraph.

         We have corrected the selling price in the last paragraph.

Directors, Executive Officers, Promoters and Control Persons, page 20
---------------------------------------------------------------------
9. Relocate the "Certain Relationships and Related Transactions" disclosure to this section which covers related information. Expand the "Certain Relationships and Related Transactions" disclosure to describe the sale of $2,500,000 shares to Mr. Cozine for $2,500 and the outstanding cash advance made to him.

         We have relocated the "Certain Relationships and Related Transactions" disclosure to this section and have described the share sale and cash advance to Mr. Cozine.

Interests of Named Experts and Counsel, page 15
-----------------------------------------------
10. We note your reference to the financial statements audited by Cinnamon Jang Willoughby & Company, Chartered Accountants and your reference to them as experts. However, we do not see where your auditors have provided consent to use its report on the financial statements or to the reference to them as experts. Please revise to include the financial statements or to the reference to them as experts. Please revise to include the consent from your independent registered accounting firm as an exhibit to the SB-2.

         We filed a consent from our independent registered accounting firm as an exhibit to our initial registration statement. We have filed an updated consent with our revised registration statement.

Description of Business, page 15
--------------------------------
11. For your property, provide the disclosures required by Industry Guide 7(b). In particular, provide:

o Any conditions that you must meet in order to obtain or retain title to the property.

o        The source of power that can be utilized at the property.

         Refer to Industry Guide 7 (b) (1)-(5) for specific guidance.

         We have disclosed the following:

         "In British Columbia, to extend the expiry date of each claim by one year, annual assessment work or cash in lieu is required of $0.40 per hectare in years one to three followed by $0.80 per hectare thereafter. There is also a filing fee of $0.04 per hectare. In order to retain title to the property, we must conduct at least $442.53 on the Chip claims by April 3, 2006, thereby extending the expiry date for an additional year."

         "There is no available source of power located on the property. We will need to use portable generators if we require a power source for exploration of the property."

12. Insert a small-scale map clearly showing the location and access to your property with an index map showing where the property is situated in relationship to a political boundary (i.e., the state or province, etc., in which it was located. Note that SEC's EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document GIF or JPEG files, which allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for our review.

         We have filed a location map as an exhibit to our amended registration statement.

13. Please indicate why Mr. Cozine holds the claims in trust for the company. Indicate whether this is common procedure and the reasons for such procedure. Describe any materials risks from this arrangement in your "Risk Factors" section.

         Mr. Cozine holds the Chip mineral claims in trust for the company since it is simpler and less expensive for an individual to hold title to mineral claims in British Columbia than a foreign incorporated company.

14. Explain in the Summary and/or Risk Factors that you have paid $2,500 toward the mineral claims purchase and still owe $17,500 to complete the acquisition.

         We have disclosed in the "Summary" section that we have paid $2,500 toward the purchase of the Chip mineral claims and must pay $17,500 by April 5, 2006 in order to complete the acquisition. We have also added the following risk factor:

         "IF WE  ARE  UNABLE  TO  MAKE  THE  $17,500  PAYMENT  TO  COMPLETE  THE
         ACQUISITION OF THE CHIP CLAIMS BY APRIL 5, 2006, WE WILL LOSE OUR INTEREST IN THE PROPERTY AND OUR BUSINESS WILL FAIL.

         Upon the execution of the agreement to acquire the Chip mineral claims, we paid the vendor $2,500. In order to complete the purchase, we must pay him an additional $17,500 by April 5, 2006. We do not currently have the cash on hand to complete the acquisition and have no guarantee that we will be able to raise the funds to make the required payment. If we are unable to make the payment by the deadline date, we will lose our interest in the Chip mineral claims and our business will fail."

15. Disclose the nature of your ownership or interest in the property. For example, if another party is the fee simple owner of the real property underlying the mineral claims, identify them and explain what rights they have to the property. If you do not have fee simple ownership of the property underlying the mineral claims, please describe any material risks from the ownership structure in your "Risk Factors" section. Disclose any other underlying agreements or interests in the property.

         We have disclosed the following in the "Claim Data" section:

         "The fee simple owner of the real property underlying the claims that comprise the Chip mineral claims is the government of British Columbia. The government has the right to sell title to this land to a third party, but is unlikely to do so given the remote location of the property. We have the right to explore the claims for mineralization, provided such exploration does not unreasonably disturb the fee simple owner's use of the land. Because the property is undeveloped, the British Columbia government's rights to the land are unlikely to be impacted."

         We have also added the following risk factor:

         "BECAUSE WE ONLY HAVE MINERAL EXPLORATION RIGHTS TO THE CHIP CLAIMS, THE LANDOWNER MAY BE ABLE TO PREVENT US FROM CONDUCTING EXPLORATION ON THE CLAIMS.

         We hold the exclusive right to explore the Chip mineral claims for mineralization and to remove minerals from the property. However, our rights are subject to those held by the fee simple property owner, the government of British Columbia, to make use of the land. If the government decides to develop, sell or make any other use of the land, our right to explore the property could be impacted. As a result, we would not be able to continue exploration on the property and we would be forced to abandon our business plan."

Geology Report, page 18
-----------------------
16. Disclose a brief geological justification written in non-technical language for Mr. Nicholson's recommendation that you conduct an initial exploration program.

         Mr. Nicholson bases his recommendations on previous gold, silver and copper found in rocks and soil in the eastern area of the property.

17. Please confirm whether the geology report described here is the one that Mr. Simpson was required to furnish pursuant to the mineral claims sale.

         The geology report written by Mr. Nicholson is the one that Mr.Simpson provided to us pursuant to the mineral claims sale.

Plan of Operations, page 20
---------------------------
18. We note that your total expenditures over the next 12 months are expected to be approximately $57,600 and that as of March 31, 2005 you had $15,280 in cash. As such, please indicate how long you will be able to satisfy your cash requirements, state that you will have to raise additional funds within the next twelve months in order to effect your plan of operations, and describe your plans to do so. Refer to Item 303(a)(1)(i) of Regulation S-B.

         We have disclosed the following:

         "While we have enough funds to cover the estimated cost of the phase one exploration program, we will require additional funding in order to cover administrative costs, phase two exploration costs and any additional recommended exploration on the Chip claims following the completion of the phase two program. Our current cash on hand is sufficient for approximately six months. We will have to raise additional funds within that time period in order to effect our plan of operations. We anticipate that additional funding will be in the form of equity financing from the sale of our common stock or from director loans. We do not have any arrangements in place for any future equity financing or loans."

Results of  Operations  for  the  period  from inception through March 31, 2005,
--------------------------------------------------------------------------------
page 21
-------
19. Revise the filing to provide disclosures regarding off-balance sheet arrangements as required by Item 303(c) of Regulation S-B.

         In the period from our inception on February 23, 2005 to March 31, 2005, there were no off-balance sheet arrangements.

Financial Statements
--------------------
20. Please update the financial statements as required by Item 310(a) of Regulation S-B. As such, you should amend your filing to provide an audited balance sheet as of date within 135 days and corresponding audited statements of income, cash flows and changes in stockholders' equity. Please also update the financial statements as appropriate to comply with Item 310(g) of Regulation S-B.

         We have updated our financial statements to June 30, 2005.

21.      Please  revise  the   financial   statements  to   remove  the  caption
         "unaudited."

         We have revised our financial statements to remove the caption "unaudited".

Report of Independent Registered Public Accounting Firm
-------------------------------------------------------
22. Please have your auditor revise its report to identify the statement of stockholders' equity as having been audited. Refer to Rule 2-02(a) of Regulation S-X.

         Our auditor has revised its report to identify the statement of stockholders' equity as having been audited.

23. Please have your auditor revise its report on the financial statements to specifically identify the period for which the statements of loss and deficit, stockholders' equity and cash flows are covered by this report. The report should specifically state the date of inception.

         Our auditor has revised its report on the financial statements to specifically identify the period for which the statements of loss and deficit, stockholders' equity and cash flows are covered. The report now specifically states the date of inception, as well.

24. In Note 1, you state that the financial statements have been prepared on a going concern basis. In addition, your disclosures here and throughout the filing raise doubt as to you ability to continue as a going concern. Have your auditor tell us why it did not include an explanatory paragraph regarding the going concern. Please refer to AU
         Section 341. Have your auditor revise its report as appropriate.

         Our auditors have revised their report to indicate that there is substantial doubt about our ability to continue as a going concern.

Note 2 - Summary of Significant Accounting Policies
---------------------------------------------------
25. You state that costs of lease, acquisition, exploration, carrying and retaining unproven mineral properties are expenses as incurred. Paragraph 9 of EITF 04-02 states that mineral rights are tangible assets and should be accounted for the reported as a separate component of property, plant and equipment. Please revise your filing to comply with EITF 04-02.

         In accordance with your request, we have recorded our mineral property on our balance sheet.

26. Further, we note your disclosure in Note 3 that you acquired a 100% interest in the three mineral claims for $20,000, of which $2,500 has been paid and the remaining $17,500 is due before April 5, 2006. We note you have only recorded the initial $2,500 payment in your financial statements. Tell us the basis for your conclusion that the additional $17,500 due in 2006 did not require any entry in the financial statements or revise the filing to reflect the full amount of the mineral claim as tangible assets with a corresponding liability for the remaining amount to be paid. Please also revise the filing to disclose any contingencies associated with the payment of the final $17,500.

         We have now disclosed the recorded value of the property as $20,000.

Note 3 - Mineral Property
-------------------------
27. We note the date of the mineral property purchase and sale agreement here is "March 29 25, 2005" (sic), but the date of the agreement filed as an exhibit is April 5, 2005. Please reconcile.

         We have revised the note to indicate that the agreement dated is April 5, 2005.

Exhibit 5.1 - Legality Opinion
------------------------------
28. We will accept an opinion of counsel on a jurisdiction in which counsel is not admitted to practice so long as the opinion is not qualified as to jurisdiction, therefore, please delete the first sentence of the second to last paragraph of the opinion so that the opinion does not appear to be qualified as to jurisdiction.

         We have filed a revised legal opinion with the noted sentence removed.

29. Given the limitation in the last paragraph, that the opinion is "as of the date hereof," please file a signed legal opinion which does not contain this limitation or which is dated as of the date you intend the registration statement to go effective.

         The legal opinion will be updated and re-filed as of the date that our registration statement will be declared effective in order to address this comment.

30.      Counsel should also consent to being named in the prospectus.

         Counsel's consent is included in its revised opinion.

         Yours truly,

         /s/ Steven Cozine

         Zandaria Ventures Inc.
         Steven Cozine, President